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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Nobel Learning Communities, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
654889104
(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, California 90071
(213) 485-1234
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	654889104	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Blesbok LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,041,549 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

1,041,549 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,041,549 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.
(2) Based on 10,349,560 Outstanding Shares as defined in Item 5 of this Schedule 13D.

CUSIP No.	654889104	Page	3	of	11

1	NAMES OF REPORTING PERSONS: ET Holdings, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		969,466 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

969,466 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

969,466 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 10,349,560 Outstanding Shares as defined in Item 5 of this Schedule 13D.

CUSIP No.	654889104	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Hampstead Associates, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		969,466 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

969,466 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

969,466 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 10,349,560 Outstanding Shares as defined in Item 5 of this Schedule 13D.

CUSIP No.	654889104	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Ridgeview Associates, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		969,466 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

969,466 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

969,466 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 10,349,560 Outstanding Shares as defined in Item 5 of this Schedule 13D.

CUSIP No.	654889104	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Michael R. Milken

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		33,400

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,011,015 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		33,400

WITH	10	SHARED DISPOSITIVE POWER:

2,011,015 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,044,415 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.8%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.
(2) Based on 10,349,560 Outstanding Shares as defined in Item 5 of this Schedule 13D.

CUSIP No.	654889104	Page	7	of	11

1	NAMES OF REPORTING PERSONS: Lowell J. Milken

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,011,015 shares (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

2,011,015 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,011,015 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.
(2) Based on 10,349,560 Outstanding Shares as defined in Item 5 of this Schedule 13D.

          This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 14, 1998, as amended by Amendment No. 1 thereto filed with the Commission on June 2, 1998, Amendment No. 2 thereto filed with the Commission on November 10, 1999, Amendment No. 3 thereto filed with the Commission on December 31, 2002, Amendment No. 4 thereto filed with the Commission on March 14, 2003, Amendment No. 5 thereto filed with the Commission on May 28, 2003, Amendment No. 6 thereto filed with the Commission on September 10, 2003, Amendment No. 7 thereto filed with the Commission on February 23, 2004, Amendment No. 8 thereto filed with the Commission on April 3, 2006, Amendment No. 9 thereto filed with the Commission on June 27, 2006 and Amendment No. 10 thereto filed with the Commission on February 15, 2007 (together, the “Schedule 13D”).
          Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported on the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
          The information in Item 3 is hereby amended and supplemented by adding the following thereto:
          Effective March 9, 2007, in accordance with the terms of the Company’s Certificate of Designations (as defined below), Blesbok acquired an additional 345,746 Shares by way of an involuntary conversion of its Series F Convertible Preferred Stock into the Company’s Common Stock, on a no-cost basis.
          On March 23, 2007, Blesbok acquired 110,000 Shares (the “Purchased Shares”) in a broker transaction for a purchase price of $13.59 per share. The amount of funds used to buy the Purchased Shares was $1,494,900. The funds used to buy the Purchased Shares were provided to Blesbok by its members from their personal funds.
Item 5. Interest in Securities of the Issuer.
          The information in Item 5 is hereby amended and supplemented by adding the following thereto:
          Effective March 9, 2007, pursuant to the terms of the Certificate of Designations, Preferences and Rights of the Series F Convertible Preferred Stock (the “Certificate of Designations”), the Company effected the conversion of all of the outstanding Series F Convertible Preferred Stock into Common Stock on a one-for-one basis. This conversion was deemed effective immediately prior to the close of business on March 9, 2007.
          As a result of the conversion, the number of shares of the Company’s Common Stock outstanding increased by 705,368 shares, and no shares of the Series F Convertible Preferred Stock remain outstanding. The percentage ownership of the shares of the Company’s Common Stock is calculated in this Schedule 13D assuming 10,349,560 Shares are outstanding

8 of 11

(based on 9,644,192 Shares outstanding as of February 12, 2007, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on February 12, 2006 plus the 705,368 issued upon conversion of the Series F Convertible Preferred Stock on March 9, 2007, as reported in the Company’s Current Report on Form 8-K) (the “Outstanding Shares”). Pursuant to the Certificate of Designations, upon conversion of the Series F Convertible Preferred Stock into Common Stock, each holder of such Series F Convertible Preferred Stock has the option to have the Company pay any accrued and unpaid dividends on the Series F Convertible Preferred Stock either in Shares (determined by dividing the amount of accrued and unpaid dividends by the original issue price of $5.10 per Share) or cash. Blesbok has informed the Company that it elects to receive such accrued and unpaid dividends in Shares. Shares received by Blesbok in respect of such accrued and unpaid dividends will increase the number of Shares beneficially owned by Blesbok and indirectly, the number of Shares beneficially owned by Michael R. Milken and Lowell J. Milken. Shares issued to Blesbok and any other holders of Series F Convertible Preferred Stock also will increase the number of Shares outstanding. At this time, while Blesbok estimates it is entitled to receive approximately 3,265 additional Shares in respect of such accrued and unpaid dividends, it does not know the total number of Shares the Company will issue to holders of Series F Convertible Preferred Stock in respect of such accrued and unpaid dividends.
          On March 23, 2007, Blesbok acquired 110,000 Shares in a broker transaction for a purchase price of $13.59 per share.
          After giving effect to the conversion of its Series F Convertible Preferred Stock and the purchase described above, Blesbok directly holds 1,041,549 Shares, which represent approximately 10.1% of the Outstanding Shares. Blesbok also owns an aggregate of 1,063,830 shares of the Series D Convertible Preferred Stock, which are not convertible into Common Stock.
          ET Holdings beneficially owns an aggregate of 969,466 Shares. Hampstead is the manager of ET Holdings, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned by ET Holdings. Ridgeview is the manager of Hampstead, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned or deemed to be beneficially owned by Hampstead. The 969,466 Shares that are beneficially owned or deemed to be beneficially owned by ET Holdings, Hampstead, and Ridgeview represent approximately 9.4% of the Outstanding Shares.
          Michael R. Milken and Lowell J. Milken are the managing members of Blesbok and Ridgeview, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned or deemed to be beneficially owned by Blesbok and Ridgeview. Michael R. Milken also directly holds 33,400 Shares. As such, Michael R. Milken may be deemed to beneficially own an aggregate of 2,044,415 Shares, which represent approximately 19.8% of the Outstanding Shares, and Lowell J. Milken may be deemed to beneficially own an aggregate of 2,011,015 Shares, representing approximately 19.4% of the Outstanding Shares.

9 of 11

          Except as described in this Amendment No. 11, the Reporting Persons have not effected transactions in the Common Stock of the Company since the filing of Amendment No. 10 to Schedule 13D. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by the Schedule 13D.
Item 7. Material Exhibits to be Filed.
          The information in Item 7 is hereby amended and supplemented by adding the following thereto:
          Exhibit 1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Amendment No. 10 to Statement on Schedule 13D)
[Signature Pages Follow]

10 of 11

SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 27, 2007	BLESBOK LLC,
a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron
Its: Secretary

Dated: March 27, 2007	ET HOLDINGS, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron
By: Stanley E. Maron
Its: Secretary

Dated: March 27, 2007	HAMPSTEAD ASSOCIATES, L.L.C.,
a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company
Its: Manager

/s/ Michael R. Milken
By: Michael R. Milken
Its: Manager

Dated: March 27, 2007	RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company

/s/ Michael R. Milken
By: Michael R. Milken
Its: Manager

Dated: March 27, 2007
/s/ Michael R. Milken
Michael R. Milken,
an individual

Dated: March 27, 2007
/s/ Lowell J. Milken
Lowell J. Milken,
an individual

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